SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 07/13

RESOLUTIONS OF THE BOARD OF DIRECTORS

Companhia Paranaense de Energia - COPEL, pursuant to CVM Instruction 358/2002, hereby informs the market that the Board of Directors’ Meeting held today resolved on the following matters, among others:

CRC Account

Approved the early settlement of the CRC Account and established a 10% discount limit over the book value recorded on December 31, 2012 in order to make the early settlement negotiations possible. This decision is subject to approval by ANEEL.

Acquisition of interest in the Salus FIP (Casa dos Ventos) wind farms

Approved the acquisition of 100% of the generation assets of Salus Fundos de Investimento em Participações, the successor of Casa dos Ventos Energias Renováveis Ltda., for two hundred and eighty-six million and sixty-six thousand reais and twenty-seven cents (R$286,066,000.27) on the base date of December 31, 2012, in the following wind farms totaling 183.6 MW:

Auction	Wind Farm	State	Installed Capacity (MW)	Price* (R$ /MWh)
2º LFA 2010**	Euros IV	RN	27.0	135.40
	Asa Branca I		27.0	135.40
	Asa Branca II		27.0	135.40
	Asa Branca III		27.0	135.40
4º LER 2011***	Santa Maria	RN	29.7	101.98
	Santa Helena		29.7	101.98
	Santo Uriel		16.2	101.19
*Historic price. Subject to inflation
** Alternative Source of Energy Auction
*** Reserve Energy Auction

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55-41) 3222-2027

    The acquisition meets Copel’s strategic objective of increase the share in generation segment through renewable sources, thereby marking the Company’s effective entry into the wind generation segment.

Acquisition of an interest in the Baixo Iguaçu Hydroelectric Plant

Approved Copel’s acquisition of a 30% interest in the Baixo Iguaçu HPP through a Consortium, with no premium payment.

Baixo Iguaçu is the last energy project planned for the main river in the state of Paraná and will be located around 30 km downstream from Usina Gov. José Richa (Salto Caxias), which is 100% owned by Copel. The main details of the hydro plant are shown below:

HPP	Local	Installed capacity	Assured Energy	Comercialization	Price* (R$/ MWh)	Stake	Start-up	CAPEX (R$ million)
Baixo Iguaçu	PR	350 MW	172.8 MW	70% Regulated Market 30% Free Market	98.98	30%	April of 2016	1,590.0

*Historic price. Subject to inflation

Telecommunications Department

Authorized the sending of a proposal to constitute a Telecommunications Department in Copel Holding for deliberation by an Extraordinary Shareholders’ Meeting.

Curitiba, June 19, 2013

   Luiz Eduardo da Veiga Sebastiani
   Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 19, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.